MAIL STOP 3720

January 3, 2007

Mr. Phil E. Ray
Fresh Ideas Media, Inc.
6251 Ocaso Drive
Castle Rock, Colorado 80108

> **Re:     Fresh Ideas Media, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed December 7, 2006**
> **File No. 333-132252**

Dear Mr. Ray:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Prospectus Cover Page

1.      We note the intention of your selling shareholders to sell their shares at prevailing market prices.  Because no market currently exists for your shares, these shares must be sold at a fixed price until a market develops.  Please revise to make clear that these shares will be sold at $.10 until, and if, a market develops for the company's shares via the OTC Bulletin Board.

2.      We reissue prior comment one to our letter dated April 4, 2006.  Please limit the cover page to the disclosure requirements of Item 501 of Regulation S-B and reduce the length to <u>one page</u>.  In doing so, delete the information appearing on page four and clarify in the discussion of the shares being offered for resale that you will not receive any proceeds from the sale of shares by the selling shareholders.

Prospectus Summary, page 7

3.      Clarify what you mean by the "98 identified territories within the 45 states covered by the license agreement."

Risk Factors, page 10

4.      You indicate in risk factor A that you have only begun revenue-generating operations in a limited way, which includes providing advertising and marketing consulting services, but neither your financial statements nor plan of operations reflect any advertising and marketing consulting services to date.  Please substantiate this claim or revise the language to clarify that you have not commenced advertising and marketing consulting services.

5.      The portion of risk factor C that pertains to your going concern opinion represents a distinct risk.  Each risk factor should address only one risk.  Please provide an additional risk factor that addresses the going concern opinion.

6.      Quantity in risk factor F the amount by which you intend to increase operating expenses and the time frame for doing so.

7.      The subheadings to risk factors G, T, and U contain embedded risks.  Moreover, the subheadings fail to comport with the plain English requirements set forth in Rule 421 of Regulation C.  Please revise.

8.      Revise risk factor H to identify the known competitors operating outside of your licensed territories and disclose the reasons why you believe these competitors will not attempt to offer their products in the 45 states in which you intend to operate.  If you cannot provide any such reasons, then we do not believe it is appropriate to suggest that you have no competitors.  Provide similar disclosure under "Competition" on page 28.

9.      Disclose in risk factor K the number of hours per week that each of your officers and directors will contribute to company business.  As requested in prior comment 23, discuss how you expect to implement your business plan if these persons will contribute significantly less than full time to the company.

10.     Clarify in the subheading to risk factor P that due to a lack of a market for your shares, or the risk that one may never develop, investors may not be able to sell their shares.

11.     Due to the magnitude of the risk set forth in risk factor X, we believe that it should be relocated to the beginning of the risk factor section.

Business, page 23

Sales Consulting Services, page 26

12.     Please provide the basis for the projections set forth in the fourth paragraph beginning with "For each of the advertising product subsidiaries…." See Item 10(d) of Regulation S-B.

License Agreement, page 27

13.     We note that your right to renew the license agreement is contingent on you selling a minimum of four sub-licenses during the period of March 14, 2006 to March 14, 2007. To date, you do not appear to have sold any licenses during this period. Please address this fact in a risk factor.

Sub-License Agreement with Community Alliance, page 27

14.     You indicate that each sub-licensee is required to have a minimum of 15 schools under contract after the first year to maintain the contract. Please disclose the number of schools that each of your three existing sub-licensees has under contract to date, including the number secured during the first year of each sub-license. To the extent your sub-licensees are not in compliance with this requirement, please disclose what course of action, if any, you intend to take. Describe the terms of the sub-license agreement that governs such circumstances.

[Sub-License Agreement with Our Best Greeting Card, new heading]

15.     As requested in prior comment 23, please disclose the material terms of the sub-licenses for this product, including costs, fees and revenue stream or advise us why this disclosure is not material.

Plan of Operation, page 30

16.     You refer to "cost centers" associated with your various operating segments. Please quantify in dollar terms the amounts associated with each cost center to date.

17.     In discussing your revenue projections and plan of operations, you refer on page 31 to the "second year," "third year" and "fourth year" of operation. Please revise this disclosure to specifically state the dates that you are describing.

18.     Provide the basis for your statement that you believe "that Dynamix Business Consulting's sales and marketing consulting services could expand its market share and profits at a significant rate" or delete it.

19.     Under "Cash Requirements" on page 32, disclose what your cash requirements
        are for the next twelve months.  In doing so, address how you intend to pay off
        the $13,000 in notes that become payable on December 31, 2006 and the $8,000
        note payable on April 30, 2007.  Please also file all of these notes, including
        renewals and/or extensions, as exhibits.

20.     So that investors will understand the reason why you have only generated $5,334
        in revenue from inception to August 31, 2006 from the sale of three licenses for
        $10,000 each, please provide a brief discussion of your revenue recognition
        policy.  In this regard, we note the disclosure in Note 9 on page F-12 to the
        financials statements as well as the heading to the Note, "Restatement of
        November 30, 2006 Financial Statements." In addition, please correct the
        typographical error relating to the date of your restated financial statements.

Selling Shareholders, page 37

21.     You state that no selling shareholder has had any material relationship with you.
        In your response letter, confirm for us that Darin Ray and Brian Ray are not
        related to your officers and directors.

Plan of Distribution, page 38

22.     As requested in prior comment 30, please file the Subscription Agreement as an
        exhibit and describe its material terms under Method of Subscribing.

Part II

Item 27.  Exhibits

23.     As noted in prior comment 34, the legality opinion speaks to Colorado law;
        however, the company is a Nevada corporation.  Revise the opinion so that it
        opines upon Nevada law, including the statutory provisions, all applicable
        provisions of the Nevada Constitution and all reported judicial decisions
        interpreting those laws.

24.     As requested in prior comment 35, please include a list of subsidiaries as required
        by Item 601(b)(21) of Regulation S-B.

Item 28.  Undertakings

25.     Because you are not relying on Rule 430A or 430B, please remove the
        undertakings set forth in paragraphs (7) and (8).

\*   \*   \*   \*   \*

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bob Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters.  Please contact William Bennett, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:     Patricia Cudd
        Fax: (970) 203-0572